Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

October 1, 2009

Mr. Ryan Houseal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Blue Moose Media, Inc.

Form 10-12G

Filed August 19, 2009

File No. 000-53769

Dear Mr. Houseal:

Blue Moose Media, Inc., (the “Company”), has received your comment letter dated September 15, 2009 (“comment letter”) pertaining to the above referenced amended registration statement on Form 10 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover. The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter. Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked. To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Item 1. Business. page 2

1.

You state that your company was formed for the purpose of providing videos, DVD, CD-ROM and DVD-ROM production and design service, and that you originally focused on products to store and organize information related to residential homes and wedding and event videos. You further state that the company subsequently became inactive. Please revise so as to more clearly describe the business of your company during the past three years. Such discussion should also describe the circumstances that led your company to become inactive. Discuss the material terms of the August 12, 2009 transaction with Mr. Krommenhoek that resulted in a change of control. Sec Item 101(h) of Regulation S-K. File any agreement relating to the change of control as an exhibit

RESPONSE:

We have revised our disclosure to include a description of efforts made by the Company to pursue its original business plan and the results of such efforts. The Form 10 has been revised to include the material terms of the transaction with Mr. Krommenhoek.

Item 1A. Risk Factors. page 3

General

2.

Certain subcaptions in your risk factors section fail to adequately describe the risk to investors that is presented by the conditions or uncertainties you have identified. As examples, we note the following subcaptions:

•

“The company has had very limited operating history and no revenues or earnings from operations”, on page 3;

•

“Our proposed business plan is speculative in nature”, on page 3; and

•

“Our management has limited time to devote to our business”, on page 3.

Please revise your risk factors section so that each subcaption adequately describes the risk to investors. See item 503(c) of Regulation S-K.

RESPONSE:

We have revised the subcaptions to more adequately describe the risk to investors.

3.

Similarly, please revise so that each risk factor following a subcaption adequately describes the risks to investors. As an example, we note the risk factor under the subcaption “The company has had very limited operating history and no revenues...” on page 3. In addition to providing a detailed discussion of the risk, each risk factor should describe how such risk could potentially affect investors See item 503(c) of Regulation S-K.

RESPONSE:

Rather than repeat the impact to investors for each risk factor, we have revised our initial paragraph under Risk Factors to state that all of the risk factors can reduce shareholder value in our Company.

“The Company has had very limited operating history and no revenues or earnings from operations”. page 3

4.

As a related matter, you state in the risk factor under this subcaption that you will “in all likelihood sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.” Please revise to take into account the expenses you will incur should you become a public reporting company

RESPONSE:

We have revised this risk factor to include discussion of ongoing expenses.

Item 2, Financial Information, page 4

5.

Please revise to provide the disclosure required by Item 303 of Regulation S-K. In your liquidity and capital resources discussion, please state whether you will be able to meet your anticipated capital needs for the next twelve months. Such discussion should include a reasonably detailed description of any anticipated material capital expenditures, which should be quantified when possible. Please be sure to take into account the costs that you will incur as the result of becoming a public reporting company. See Item 2 of Form 10. For further guidance, see Section lll.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

RESPONSE:

We have revised this section to address our liquidity and capital resources as requested.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 5

6.

Please provide the mailing address for Mr. Adam Krommenhoek. See Item 403(a) of Regulation S-K.

RESPONSE:

We have included the requested information.

7.

As a related matter, please clarify, if true, that the beneficial ownership amounts listed in the table include any securities that may be acquired by a beneficial owner within 60 days. See Items 403(a) and (b) of Regulation S-K. See also Exchange Act Rule l3d-3(d)(l)(i).

RESPONSE:

There are no outstanding securities that may be acquired within 60 days. We have added language to clarify this.

Item 5. Directors and Executive Officers, page 5

8.

Please revise to clearly identify all offices of your company currently held by Mr. Davis and any period(s) during which he has served in such capacities. See Item 401(a) of Regulation S-K. Further, please confirm that he does not hold any directorships or offices with other companies.

RESPONSE:

We have revised to identify Mr. Davis is the President, Treasurer and Secretary as well as a Director of the Company. Mr. Davis does not hold any directorships or offices with any other companies.

Item 6. Executive Compensation, page 6

9.

Please provide the information specified in Item 402(n)(2) of Regulation S-K concerning your sole executive officer for the last completed fiscal year in the tabular format specified by Item 402(n)(l) of Regulation S-K.

RESPONSE:

We have revised to include the requested table.

Item 7. Certain Relationships and Related Transactions, page 7

10.

Please revise to provide the information required by Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

RESPONSE:

We have included disclosure regarding the change of control and sale of shares to Mr. Krommenhoek.

Item 10. Recent Sales of Unregistered Securities, page 8

11.

You state under “Holders” on page 7 that your issued and outstanding shares of common stock “were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 506 and Rule 147 promulgated thereunder.” Please tell us why you have not provided the information required by Item 701 of Regulation S-K as it pertains to sales of unregistered shares of your common stock made in reliance on these exemptions. In your revised discussion, be advised that Section 3(b) is an enabling provision pursuant to which the Commission adopted such exemptive rules as Rule 701 and Rule 505. Please he sure to include a description of the facts relied upon to make these exemptions available.

RESPONSE:

We have revised our disclosure accordingly.

Item l5. Financial Statements and Exhibits

Statements of Operations, page F-S

12.

Please amend the Form 10 to include statements of operations for the three months ended June 30, 2009 and the corresponding period of the preceding fiscal year. Your presentation should comply with Instruction 1 to Rule 8-03 of Regulation S-X.

RESPONSE:

We believe this comment was included in error. In fact, the Company has prepared their financial statements in accordance with Instruction 1 to Rule 8-03 of Regulation S-X. Because the Filing is not a Form 10-Q, there is no requirement to include the most recent quarter by itself (3 month period).

The company acknowledges that:

*

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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